UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

April 15, 2025

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

+27(60) 786-9759
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On April 4, 2025, Slingshot USA, LLC (“Slingshot USA”) received an immediate cancellation notification regarding the existing Loan Agreements from a related party loan and Slingshot Productions Limited (“Slingshot Prod”).

Slingshot USA’s board of managers met with the Related parties and Slingshot Prod, the lenders, on April 8th and 9th, 2025, to contemplate reaching an alternative arrangement. Slingshot USA cannot settle either of the loans or even portions thereof.

Historical background

On November 12, 2023, the Company entered into a $10,600,000 loan facility with a related party, which was amended to $12,000,000 on February 12, 2024. The facility carries a monthly compounded interest rate of 10%, payable at the end of the term. The loan is immediately repayable on request or matures on December 13, 2025. Series PA Preferred Units secure the facility and are also convertible into Series PA Preferred Units at $1 per unit at the sole election of the lender.

On December 5, 2024, the Company entered into a $6,200,000 loan facility with its parent company, Slingshot Productions Limited. The facility carries an interest rate of 10% per annum, payable on demand or 12 months after the release of DAVID. Series PA Preferred Units secure the facility, which is also convertible into Series PA Preferred Units at $0.50 per unit at the sole election of the lender.

On April 3, 2025, both loan facilities were called for immediate repayment, with the total amounts due as follows:

•	$12,136,642 (including accrued interest) under the related party loan facility.
•	$5,304,493 (including accrued interest) under the Slingshot Productions loan facility.
•	Total repayment obligation: $17,441,135.

Resolution

During the meetings on April 8th and 9th, 2025, the Company agreed to a restructuring arrangement with its parent entity, Slingshot Productions Limited, to strengthen its financial position.

The Company is presently conducting due diligence procedures on the proposed transaction. The settlement intends to significantly reduce the Company’s short-term obligations and is expected to have minimal impact on its projected future revenues. It also ensures the ongoing viability of the business and helps avoid potentially costly and disruptive foreclosure proceedings.

The settlement agreement includes specific precedent conditions that are currently being met. The final closing is anticipated within the next few weeks, with further disclosure to follow.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

By: /s/ Bernardus Lans

Chief Financial Officer

April 15, 2025